June 1, 2012

Via E-mail

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:    Atlas Financial Holdings, Inc.
Amendment No. 1 to Form 10-12g
Filed May 4, 2012
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed May 4, 2012
File No. 000-54627

Dear Mr. Riedler:
We have reviewed your comment letter dated May 17, 2012 and are providing the following responses.
Item 13. Financial Statements and Supplementary Data

1.	Please update your financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Response: In response to the Staff's comments, we have updated our Form 10 filing with the financial statements and related financial information presented to reflect results from the first quarter of 2012.
Notes To Consolidated Financial Statements

1. Nature of Operations And Summary of Significant Accounting Policies: Accounts receivable and other assets, page 56

2.
Refer to your response to our prior comment 14. You state “A settlement was executed in April 2012 and will be reflected in Atlas' financial statements for the six month period ended June 30, 2012.” As this settlement was executed prior to the May 4, 2012 filing of this Amendment 1 to Form 10-12G, please tell us why the key settlement facts, including financial impact, were not included in this amendment. Otherwise revise your filing to include such. Further, tell us why this same information, including any accounting adjustment, was not included in your Form 10-Q for the period ended March 31, 2012 and filed on May 14, 2012.

Subsequent Event Considerations:
The settlement with this agency resulted in a cash recovery of approximately $132 thousand in the second quarter of 2012. As the entire receivable balance from this agency was previously fully reserved, the total amount recovered will be reflected as income in the second quarter of 2012.
We viewed the recovery as immaterial in terms of all of the following measurements: (1) the total balance due (which was equal to the amount reserved) from this agent; (2) as a percentage of premium earned in the quarter, and (3) its potential impact to earnings per share for the year ended December 31, 2011 and the three month period ended March 31, 2012. As a result, we concluded not to disclose the settlement facts in the Amendment 1 to Form 10-12g, Amendment 1 to Form 10-K or in the Form 10-Q for the period ended March 31, 2012.
Accounting Adjustment:

ASC 855 says that “if…events that gave rise to litigation had taken place before the balance sheet date and that litigation is settled after balance sheet date but before financial statements were issued…for an amount different from the liability recorded…then the settlement amount should be considered in estimating the amount of liability considered.”
Further, it states that “contingencies that might result in gains usually are not reଂected in the accounts since to do so might be to recognize revenue prior to its realization.”
We considered the impact of the settlement on the estimated allowance for doubtful accounts reported in Form 10, Form 10-k and first quarter 2012 10-Q. We chose not to adjust the allowance for doubtful accounts to reflect this recovery as it would have likely resulted in improper recognition of revenue.
14. Related Party Transactions, page 73

3. Please identify the individuals who serve both as your director and as directors of Avalon or revise your disclosure accordingly. In this regard, we note that the biographical information provided for your directors as incorporated by reference from your definitive proxy statement does not identify any directors who also serve as directors of Avalon.

Response: Gordon Pratt is the only Atlas director who is also a director of Avalon.  On the basis that Avalon is a private company, we did not reference it in the biographical information provided for Atlas directors.  On this basis, and given that the impact of the business written through Avalon is negligible to Atlas' financial results (as described further below), we did not feel this disclosure to be necessary.
Item 14. Changes in and Disagreements with Accountants, page 77

4. Refer to your response to our comment number 20. In addition to the specific items requested in paragraphs a.) through c.), we requested that you provide all the information required by Item 304 of Regulation S-K. Please amend your Form 10-12G and your Form 10-K to provide all the disclosure required, such as the date the new accountant was engaged. Also state whether or not there were any disagreements with the former accountant. The letter filed as an exhibit should be addressed to the Securities and Exchange Commission and should address the disclosures made in your Form 10.

Response: In our revised statements, we have updated our disclosure to reflect the following:

“We have had no changes in or disagreements with our independent accountants since our Board of Directors' June 20, 2011 appointment, based upon the recommendation of our Audit Committee, of Johnson Lambert & Co. LLP as Atlas' independent auditors for the year ended December 31, 2011, replacing KPMG LLP as our independent auditors.

KPMG LLP was discharged on June 20, 2011. KPMG LLP had not issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified.
We have not consulted Johnson Lambert & Co LLP regarding the application of accounting principles to a specified transaction, either completed or proposed; nor the type of audit opinion that might be rendered on our financial statements. They have not provided a written report to us nor oral advice which was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue. They also have not been consulted on any matter that was either the subject of a disagreement or a reportable event since they were appointed.”
Item 15. Financial Statements and Exhibits, page 77

5. We note your response to our prior comment 21. Please revise your disclosure to describe the specific services provided by Avalon Risk Management, including the specific marketing services provided. In addition, please file any agreement underlying your relationship with Avalon as an exhibit to your filing as required by Item 601

(b)(10)(ii)(A) of Regulation S-K.

Response: We have amended our filings to reflect the following information:
“Avalon acts as a program manager for a surety program primarily consisting of U.S. Customs bonds.  In this capacity, they are responsible for coordinating marketing, customer service and claim handling for the surety bonds written under this agreement.  This program is 100% reinsured by an unrelated third party.”

To provide further clarity, Avalon has been transitioning this program to a third party reinsurer over the past few years.  The reinsurance arrangement causes this new party to bear 100% of the underwriting risk on bonds issued on Atlas' subsidiary paper, as well as, any direct costs such as commission (including that paid to Avalon) and taxes related to premium generated during this transition period.  The impact of this program on the income of Atlas subsidiaries is negligible.  This arrangement is beneficial to Atlas in that the gradual transition of the program from our subsidiaries to this unrelated third party is expected to minimize any claim expense and other costs that would otherwise be incurred in a traditional run off scenario.

As a result, we do not consider the agreement with Avalon to be material.
6. We note your disclosure on page 18 of your definitive proxy statement filed on April 23, 2012 that you entered into a management contract with Asset Allocation & Management Company, L.L.C. on March 15, 2011. Given the nature of this contract, it appears to be material. Accordingly, please amend your filing to provide a copy of this agreement as an exhibit. In the alternative, please provide your analysis as to why this agreement is not material and not required to be filed as an exhibit.
Response: We agree that our relationship with Asset Allocation & Management Company, LLC is important to our business. However, the terms of the contract primarily set out compensation arrangements between us. Investment management is an ancillary process to our core business of underwriting commercial automobile insurance. The fees we pay to AAM are immaterial in terms of premium earned and our total investment portfolio. We don't believe that we are substantially dependent upon the contract and wouldn't consider the contract material.
We intend to file our amended Forms 10 and 10-K on June 1, 2012, and will be incorporating those changes indicated above. For those responses that did not require changes to these documents, please let us know whether they are responsive to your inquiry. You may contact me at (847)700-8600 or Paul Romano, our Vice-President and Chief Financial Officer, at (847)700-8603.

Sincerely,
/s/ Scott D. Wollney
Scott D. Wollney
President and CEO
Atlas Financial Holdings, Inc.

Cc: Paul Romano, VP & CFO, Atlas Financial Holdings, Inc.